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EXHIBIT 99

COMPUTER SCIENCES CORPORATION
REVENUES BY MARKET SECTOR
(In millions)

	Twelve Months Ended			% of Total
	April 2, 2004	March 28, 2003	March 29, 2002	Fiscal 2004	Fiscal 2003	Fiscal 2002
Global commercial:
U.S. commercial	$3,772.3	$3,859.9	$4,272.8	26%	34%	37%
Europe	3,681.8	2,981.2	2,934.2	25	26	26
Other International	1,218.8	1,159.0	1,268.0	8	11	11

Total	$8,672.9	$8,000.1	$8,475.0	59	71	74
U.S. federal government:
Department of Defense	$3,818.1	$1,967.8	$1,796.6	26	17	16
Civil agencies	2,276.6	1,378.6	1,107.6	15	12	10

Total	6,094.7	3,346.4	2,904.2	41	29	26

Total Revenues	$14,767.6	$11,346.5	$11,379.2	100%	100%	100%

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COMPUTER SCIENCES CORPORATION REVENUES BY MARKET SECTOR (In millions)